FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Tender Offer of Notes	2

TELEFÓNICA, S.A. as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica Europe B.V. (the "Issuer") invites today the holders of its outstanding

(i)	EUR 1,125,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2018 Notes"),

(ii)	EUR 850,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2019 Notes"),

(iii)	EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2020 Notes"),

(iv)	GBP 600,000,000 Undated 7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "GBP Notes"),

(v)	EUR 625,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2021 Notes"), and

(vi)	EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2024 Notes")

(each a "Series" and together the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers").
The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 13 March 2018 (the "Tender Offer Memorandum") and are subject to the restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.

Summary of the Offers

Description of Notes	ISIN	First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Benchmark Rate	Fixed Spread	Priority	Maximum Acceptance Amount

EUR 1,125,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 6.50%	XS0972570351	18/9/2018	EUR 1,125,000,000	EUR 103,187.67 per EUR 100,000	N/A	N/A	1	Any and all
EUR 850,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 4.20%	XS1148359356	4/12/2019	EUR 850,000,000	To be determined	EUR 2019 Notes Interpolated Mid-Swap Rate	0.60%	2
An amount determined by the Issuer in its sole discretion. The total aggregate principal amount of Priority 2 Notes accepted for purchase will not exceed the difference between (i) the aggregate principal amount of New Notes (as defined herein) and (ii) the aggregate principal amount outstanding of the EUR 2018 Notes prior to the Offers

EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 5.00%	XS1050460739	31/3/2020	EUR 750,000,000	To be determined	EUR 2020 Notes Interpolated Mid-Swap Rate	0.65%	2
An amount determined by the Issuer in its sole discretion. The total aggregate principal amount of Priority 2 Notes accepted for purchase will not exceed the difference between (i) the aggregate principal amount of New Notes (as defined herein) and (ii) the aggregate principal amount outstanding of the EUR 2018 Notes prior to the Offers

GBP 600,000,000 Undated 7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 6.75%	XS0997326441	26/11/2020	GBP 600,000,000	To be determined	GBP Notes interpolated Mid-Swap Rate	0.95%	2
An amount determined by the Issuer in its sole discretion. The total aggregate principal amount of Priority 2 Notes accepted for purchase will not exceed the difference between (i) the aggregate principal amount of New Notes (as defined herein) and (ii) the aggregate principal amount outstanding of the EUR 2018 Notes prior to the Offers

EUR 625,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 7.625%	XS0972588643	18/9/2021	EUR 625,000,000	To be determined	EUR 2021 Notes Interpolated Mid-Swap Rate	1.00%	2
An amount determined by the Issuer in its sole discretion. The total aggregate principal amount of Priority 2 Notes accepted for purchase will not exceed the difference between (i) the aggregate principal amount of New Notes (as defined herein) and (ii) the aggregate principal amount outstanding of the EUR 2018 Notes prior to the Offers

EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 5.875%	XS1050461034	31/3/2024	EUR 1,000,000,000	To be determined	EUR 2024 Notes Interpolated Mid-Swap Rate	1.95%	2
An amount determined by the Issuer in its sole discretion. The total aggregate principal amount of Priority 2 Notes accepted for purchase will not exceed the difference between (i) the aggregate principal amount of New Notes (as defined herein) and (ii) the aggregate principal amount outstanding of the EUR 2018 Notes prior to the Offers

The Offers commence on 13 March 2018 and will expire at 17:00 CET on 20 March 2018 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole discretion of the Issuer.
Purpose of the Offers
The purpose of the Offers and the planned issuance of New Notes (as defined below) is, amongst other things, to proactively manage the Issuer's layer of hybrid capital. The Offers also provide Noteholders with the opportunity to switch into the New Notes (as defined below) ahead of upcoming first call dates.

New Financing Condition
The Issuer intends to issue new EUR denominated Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities guaranteed by the Guarantor and new EUR denominated Undated 8.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities guaranteed by the Guarantor (the "New Notes"). Whether the Issuer will accept for purchase any Notes validly tendered in the Offers is subject, without limitation, to the settlement of the issue of the New Notes (the "New Financing Condition").
Purchase Price
Subject to the applicable Minimum Denomination in respect of the relevant Series of Notes, the price payable per EUR 100,000 or GBP 100,000 (as applicable) in principal amount of the Notes (the "Purchase Price") will be (i) in respect of the EUR 2018 Notes, EUR 103,187.67 per EUR 100,000 and (ii) in respect of the remaining Series of Notes, calculated by reference to the sum of the relevant fixed spread in respect of that Series, as specified in the table above (the "Fixed Spread Amount") and the relevant Benchmark Rate at or around the Pricing Time, expressed as a percentage and rounded to the third decimal place (with 0.0005 being rounded upwards). In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the relevant interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be no later than 23 March 2018.
Notes repurchased by the Issuer pursuant to the Offer may be cancelled. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.
Maximum Acceptance Amount
The Issuer proposes to accept Notes for purchase up to a maximum aggregate principal amount equal to the aggregate principal amount of the New Notes (the "Maximum Acceptance Amount") on the terms and conditions contained in the Tender Offer Memorandum.
If the Issuer decides to accept any Notes for purchase pursuant to the Offers, the Issuer intends to accept any and all of the EUR 2018 Notes for purchase in priority to the Notes of any other Series. The Issuer intends that the aggregate principal amount of Notes of all remaining Series which it will accept for purchase (if any) will be an amount that will not exceed: (i) the Maximum Acceptance Amount, less (ii) the aggregate principal amount outstanding of the EUR 2018 Notes (being EUR 1,125,000,000). The Issuer will determine the allocation of the acceptance amounts across the remaining Series of Notes in its sole discretion, and reserves the right to accept significantly more or significantly less (or none) of any such Series (subject to pro rata scaling, if applicable) as compared to the other Series. If the Issuer decides to accept any GBP Notes for purchase, the Issuer will determine the Euro equivalent of the relevant Series Acceptance Amount based on the prevailing GBP/EUR exchange rate at the Expiration Deadline, as shown on Bloomberg Page BFIX (or, if such screen is unavailable or is manifestly erroneous, a generally recognised source for currency quotations with quotes as of a time as close as reasonably possible to the aforementioned time as determined by the Issuer).

Indicative Timetable

Date	Number of Business Days from and including Launch	Action
13 March 2018	1	Commencement of the Offers
On or before the Expiration Deadline		Pricing of the New Notes
17:00 CET on 20 March 2018	6	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers.
At or around 11:00 a.m. CET on 21 March 2018	7
Indicative Results
Announcement of the Maximum Acceptance Amount, including the GBP/EUR exchange rate, and non-binding indication by the Issuer of the level at which it intends to set each Series Acceptance Amount and indicative proration factors (if any).

At or around 1:00 p.m. CET on 21 March 2018	7	Pricing Time Determination of each Benchmark Rate (for the purpose of calculating each Repurchase Yield and each Purchase Price)
As soon as practicable after the Pricing Time	7
Announcement of Result of Offers
Announcement of the Issuer's decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers subject only to the satisfaction of the New Financing Condition and, if so accepted, details of (i) each Purchase Price, the Accrued Interest, each Repurchase Yield and each Benchmark Rate, (ii) the final aggregate principal amount of the Notes of each Series tendered pursuant to the Offers and (iii) each Series Acceptance Amount and the pro-ration factor, if applicable, distributed.

Expected to be on 23 March 2018	9	Settlement Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offers. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offers.

Madrid, March 13, 2018

None of the Offers, the Tender Offer Memorandum or this announcement constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the Spanish Securities Market Law approved by Legislative Royal Decree 4/2015, of 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005, of 4 November 2005 and Royal Decree 1066/2007, of 27 July 2007. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 13, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors